UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 13)

Access Plans, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

00434J104
(CUSIP Number)

3/25/2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
Rule 13d-1(b)
                Rule 13d-1(c)
          X   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 00434J104

1	Name of Reporting Person
RENN Global Entrepreneurs Fund Inc.

2	Check the Appropriate Box if a Member of a Group (See instructions)
(a)
(b) x
3	SEC Use Only

4	Citizenship or Place of Organization
Texas

5	Sole Voting Power
372,420 (1)

6	Shared Voting Power
1,981,579 (1)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 Sole Dispositive Power
377,981 (2) (3) (4)

8 Shared Dispositive Power
2,004,966 (2) (3) (4)

9 Aggregate Amount Beneficially Owned by Each Reporting Person
377,981 (3)

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [X]
(See Instructions)

11	Percent of Class Represented by Amount in Row (9) 1.9%

12	Type of Reporting Person (See Instructions)
IV

(1)
RENN Global Entrepreneurs Fund Inc. ("RENN Global") is the owner of record of the shares and shares voting power with RENN Universal Growth Investment Trust ("RUSGIT") Premier RENN Entrepreneurial Fund Limited ("PREMIER") and RENN Capital Group Inc., ("RENN") its investment advisor pursuant to the Investment Advisory agreement.  Russell Cleveland is the President of ("RENN Global") and RENN Capital Group Inc., and serves on the board of RENN Universal Growth Investment Trust ("RUSGIT") and Access Plans and he disclaims any beneficial ownership.

(2)	RENN Global is the owner of record shares its dispositive power with RENN, RUSGIT and PREMIER. Russell Cleveland is on the board of Access Plans and he disclaims any beneficial ownership.

(3)
Ownership includes options to buy 2,234 shares of common stock @ $0.85 expiration date 3 months after resignation from Board of Directors.  Options to buy 1,492 shares of common stock @ $0.93 expiration date 8/12/2015.  Options to buy 734 shares of common stock @ $6.71 expiration date 1/30/2015 and options to buy 1,101 shares of common stock @ $6.86 expiration date 3/28/2015.

(4)
Ownership includes options held by RENN Capital Group, Inc. to buy 7,766 shares of common stock @ $0.85 expiration date 3 months after resignation from Board of Directors.  Options to buy 3,508 shares of common stock @ $0.93 expiration date 8/12/2015.  Options to buy 2,621 shares of common stock at $6.71 expiration date 1/30/2012, options to buy 3,931 shares of common stock @ $6.86 expiration date 3/28/2015.

SCHEDULE 13G
CUSIP No. 00434J104

1	Name of Reporting Person
RENN Universal Growth Investment Trust

2	Check the Appropriate Box if a Member of a Group (See instructions)
(a)
(b) x
3	SEC Use Only

4	Citizenship or Place of Organization
United Kingdom

5	Sole Voting Power
1,184,837 (1)

6	Shared Voting Power
1,981,579 (1)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 Sole Dispositive Power
1,184,837 (2)

8 Shared Dispositive Power
2,004,966 (2) (3) (4)

9 Aggregate Amount Beneficially Owned by Each Reporting Person
1,184,837 (1)

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)

11	Percent of Class Represented by Amount in Row (9) 5.9%

12	Type of Reporting Person (See Instructions)
00

(1)
RENN Universal Growth Investment Trust ("RUSGIT") is the owner of record of the shares and shares voting power with RENN Global Entrepreneurs Fund Inc. ("RENN Global") Premier RENN Entrepreneurial Fund Limited ("PREMIER") and RENN Capital Group Inc., ("RENN") its investment advisor pursuant to the Investment Advisory agreement.  Russell Cleveland is the President of ("RENN Global") and RENN Capital Group Inc., and serves on the board of RENN Universal Growth Investment Trust ("RUSGIT") and Access Plans and he disclaims any beneficial ownership.

(2)
RENN Universal Growth Investment Trust ("RUSGIT") is the owner of record shares its dispositive power with RENN Capital Group Inc., ("RENN"), RENN Global Entrepreneurs Fund Inc. ("RENN Global")  and Premier RENN Entrepreneurial Fund Limited ("PREMIER").   Russell Cleveland is on the board of Access Plans and he disclaims any beneficial ownership.

(3)
Ownership includes options to buy 2,234 shares of common stock @ $0.85 expiration date 3 months after resignation from Board of Directors by Russell Cleveland.  Options to buy 1,492 shares of common stock @ $0.93 expiration date 8/12/2015.  Options to buy 734 shares of common stock @ $6.71 expiration date 1/30/2015 and options to buy 1,101 shares of common stock @ $6.86 expiration date 3/28/2015.

(4)
Ownership includes options held by RENN Capital Group, Inc. to buy 7,766 shares of common stock @ $0.85 expiration date 3 months after resignation from Board of Directors.  Options to buy 3,508 shares of common stock @ $0.93 expiration date 8/12/2015.  Options to buy 2,621 shares of common stock at $6.71 expiration date 1/30/2012, options to buy 3,931 shares of common stock @ $6.86 expiration date 3/28/2015.

SCHEDULE 13G
CUSIP No. 00434J104

1	Name of Reporting Person
Premier RENN Entrepreneurial Fund Ltd.

2	Check the Appropriate Box if a Member of a Group (See instructions)
(a)
(b) x
3	SEC Use Only

4	Citizenship or Place of Organization
Guernsey

5	Sole Voting Power
417,306 (1)

6	Shared Voting Power 1,981,579 (1)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 Sole Dispositive Power
417,306 (1)

8 Shared Dispositive Power
2,004,966 (2) (3) (4)

9 Aggregate Amount Beneficially Owned by Each Reporting Person
417,306 (1)

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)

11	Percent of Class Represented by Amount in Row (9)
2.1%

12	Type of Reporting Person (See Instructions)
00

(1)
Premier RENN Entrepreneurial Fund Limited ("PREMIER") is the owner of record of the shares and shares voting power with RENN Universal Growth Investment Trust ("RUSGIT"),  RENN Global Entrepreneurs Fund, Inc. ("RENN Global") and RENN Capital Group Inc., ("RENN") its investment advisor pursuant to the Investment Advisory agreement.  Russell Cleveland is the President of ("RENN Global") and RENN Capital Group Inc., and serves on the board of RENN Universal Growth Investment Trust ("RUSGIT") and Access Plans and he disclaims any beneficial ownership.

(2)
Premier RENN Entrepreneurial Fund Limited ("PREMIER") is the owner of record shares its dispositive power with RENN Global Entrepreneurs Fund, Inc., "(RENN Global") RENN Universal Growth Investment Trust ("RUSGIT') and RENN Capital Group Inc., ("RENN").  Russell Cleveland is on the board of Access Plans and he disclaims any beneficial ownership.

(3)
Ownership includes options to buy 2,234 shares of common stock @ $0.85 grant date 4/1/2009, exercise date 4/1/2009.  Options to buy 734 shares of common stock @ $6.71 and options to buy 1,101 shares of common stock @ $6.86. with a grant date of 4/1/2009, exercise date of 4/1/2009 and options to buy 1,492 shares of common stock @ $0.93 expiration date 8/12/2015.

(4)
Ownership includes options held by RENN Capital Group, Inc. to buy 7,766 shares of common stock @ $0.85 expiration date 3 months after resignation from Board of Directors.  Options to buy 3,508 shares of common stock @ $0.93 expiration date 8/12/2015.  Options to buy 2,621 shares of common stock at $6.71 expiration date 1/30/2012, options to buy 3,931 shares of common stock @ $6.86 expiration date 3/28/2015.

SCHEDULE 13G
CUSIP No. 00434J104

1	Name of Reporting Person
RENN Capital Group Inc

2	Check the Appropriate Box if a Member of a Group (See instructions)
(a)
(b) x
3	SEC Use Only

4	Citizenship or Place of Organization
Texas

5	Sole Voting Power
7,016 (1)

6	Shared Voting Power 1,981,579 (4)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 Sole Dispositive Power
24,842 (3) (4) (5) (6)

8 Shared Dispositive Power
2,004,966 (3) (4) (5) (6)

9 Aggregate Amount Beneficially Owned by Each Reporting Person
24,842 (1) (2)

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)

11	Percent of Class Represented by Amount in Row (9)
0.0%

12	Type of Reporting Person (See Instructions)
IA

(1)	RENN Capital Group Inc. ("RENN") is the owner of record, Russell Cleveland is the President of ("RENN") and disclaims any beneficial ownership.

(2)
Ownership includes options held by RENN Capital Group, Inc. to buy 7,766 shares of common stock @ $0.85 expiration date 3 months after resignation from Board of Directors.  Options to buy 3,508 shares of common stock @ $0.93 expiration date 8/12/2015.  Options to buy 2,621 shares of common stock at $6.71 expiration date 1/30/2012, options to buy 3,931 shares of common stock @ $6.86 expiration date 3/28/2015.

(3)
Ownership includes options to buy 2,234 shares of common stock @ $0.85 grant date 4/1/2009, exercise date 4/1/2009.  Options to buy 734 shares of common stock @ $6.71 and options to buy 1,101 shares of common stock @ $6.86. with a grant date of 4/1/2009, exercise date of 4/1/2009 and options to buy 1,492 shares of common stock @ $0.93 with an expiration date of 8/12/2015.

(4)
RENN Global Entrepreneurs Fund, Inc. ("RENN Global") is the owner of 372,420 shares of common stock, RENN Universal Growth Investment Trust ("RUSGIT") is the owner of 1,184,837 shares of common stock, Premier RENN Entrepreneurial Fund Limited ("PREMIER") is the owner of 417,306 shares of common stock.  RENN Global, RUSGIT, PREMIER and RENN share their voting powers.  Russell Cleveland is the President of RENN Global and RENN, he is also a director of RUSGIT and Access Plans.  Russell Cleveland disclaims any beneficial interest.

(5)
RENN Global Entrepreneurs Fund, Inc. ("RENN Global") is the owner of 372,420 shares of common stock, RENN Universal Growth Investment Trust ("RUSGIT") is the owner of 1,184,837 shares of common stock, Premier RENN Entrepreneurial Fund Limited ("PREMIER") is the owner of 417,306 shares of common stock.  RENN Global, RUSGIT, PREMIER and RENN share their dispositive powers.  Russell Cleveland is the President of RENN Global and RENN, he is also a director of RUSGIT and Access Plans.  Russell Cleveland disclaims any beneficial interest.

SCHEDULE 13G
CUSIP No. 00434J104

1	Name of Reporting Person
Russell Cleveland

2	Check the Appropriate Box if a Member of a Group (See instructions)
(a)
(b) x
3	SEC Use Only

4	Citizenship or Place of Organization
United States

5	Sole Voting Power
0

6	Shared Voting Power 1,981,579 (1)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 Sole Dispositive Power
0

8 Shared Dispositive Power
2,004,966 (2) (3) (4)

9 Aggregate Amount Beneficially Owned by Each Reporting Person
2,004,966 (1) (2) (3) (4)

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)

11	Percent of Class Represented by Amount in Row (9)
11.4%

12	Type of Reporting Person (See Instructions)
IN

(1)
RENN Global Entrepreneurs Fund, Inc. ("RENN Global") is the owner of 372,420 shares of common stock, RENN Universal Growth Investment Trust ("RUSGIT") is the owner of 1,184,837 shares of common stock, Premier RENN Entrepreneurial Fund Limited ("PREMIER") is the owner of 417,306 shares of common stock.  RENN Global, RUSGIT, PREMIER and RENN share their voting powers.  Russell Cleveland is the President of RENN Global and RENN, he is also a director of RUSGIT and Access Plans.  Russell Cleveland disclaims any beneficial interest.

(2)
RENN Global Entrepreneurs Fund, Inc. ("RENN Global") is the owner of 372,420 shares of common stock, RENN Universal Growth Investment Trust ("RUSGIT") is the owner of 1,184,837 shares of common stock, Premier RENN Entrepreneurial Fund Limited ("PREMIER") is the owner of 417,306 shares of common stock.  RENN Global, RUSGIT, PREMIER and RENN share their dispositive powers.  Russell Cleveland is the President of RENN Global and RENN, he is also a director of RUSGIT and Access Plans.  Russell Cleveland disclaims any beneficial interest.

(3)
Ownership includes options held by RENN Capital Group, Inc. to buy 7,766 shares of common stock @ $0.85 expiration date 3 months after resignation from Board of Directors.  Options to buy 3,508 shares of common stock @ $0.93 expiration date 8/12/2015.  Options to buy 2,621 shares of common stock at $6.71 expiration date 1/30/2012, options to buy 3,931 shares of common stock @ $6.86 expiration date 3/28/2015.

(4)
Ownership includes options held by RENN Capital Group, Inc. to buy 2,234 shares of common stock @ $0.85 expiration date 3 months after resignation from Board of Directors.  Options to buy 1,492 shares of common stock @ $0.93 expiration date 8/12/2015.  Options to buy 734 shares of common stock at $6.71 expiration date 1/30/2012, options to buy 1,101 shares of common stock @ $6.86 expiration date 3/28/2015.

Item 1.
	(a)	Name of Issuer
Access Plans, Inc.

	(b)	Address of Issuer's Principal Executive Offices:
900 36th Avenue NW, Suite 105 Norman, OK 73072

Item 2.
	(a)	Name of Person Filing:
RENN Global Entrepreneurs Fund Inc. RENN Universal Growth Investment Trust Premier RENN Entrepreneurial Fund Ltd RENN Capital Group Inc. Russell Cleveland

	(b)	Address of Principal Business Office or, if none, Residence
RENN Capital Group, Inc. 8080 N. Central Expressway, Suite 210 LB 59, Dallas, TX 75206

	(c)	Citizenship
Texas,United Kingdom, Guernsey, Texas, United States

	(d)	Title of Class of Securities
Common Stock

	(e)	CUSIP Number 01860F103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
RENN Global - 377,981 RUSGIT - 1,184,837 PREMIER - 417,306 RENN Capital Group – 24,842 Russell Cleveland – 2,004,966

(b)	Percent of class:
RENN Global – 1.9% RUSGIT – 5.9% PREMIER – 2.1% RENN Capital Group – 0.0% Russell Cleveland – 10.1%

(c)	Number of shares to which the person has:

	(i)	Sole power to vote or to direct the vote:
0

	(ii)	Shared power to vote or to direct the vote:
RENN Global – 1,981,579 RUSGIT – 1,981,579 PREMIER – 1,981,579 RENN Capital Group – 1,981,579 Russell Cleveland – 1,981,579

	(iii)	Sole power to dispose or to direct the disposition of:
0

	(iv)	Shared power to dispose or to direct the disposition of:
RENN Global – 2,004,966 RUSGIT – 2,004,966 PREMIER – 2,004,966 RENN Capital Group – 2,004,966 Russell Cleveland – 2,004,966

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not Applicable

Item 8.	Identification and Classification of Members of the Group.
Not Applicable

Item 9.	Notice of Dissolution of Group.
Not Applicable

Item 10.
Certification
     (a) The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired are are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
     (b) The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RENN Global Entrepreneurs Fund, Inc.

Date: June 6, 2011	By:	/s/ Russell Cleveland
	Name:	Russell Cleveland
	Title:	President, CEO, Director

RENN Universal Growth Investment Trust

Date: June 6, 2011	By:	/s/ Russell Cleveland
	Name:	Russell Cleveland
	Title:	Director

Premier RENN Entrepreneurial Fund Ltd.

Date: June 6, 2011	By:	/s/ Russell Cleveland
	Name:	Russell Cleveland
	Title:	President, RENN Capital Group, Inc., Investment Advisor

RENN Capital Group Inc.

Date: June 6, 2011	By:	/s/ Russell Cleveland
	Name:	Russell Cleveland
	Title:	President

Russell Cleveland

Date: June 6, 2011	By:	/s/ Russell Cleveland
	Name:	Russell Cleveland